Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 4 DATED JULY 23, 2014

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014, as supplemented by Prospectus Supplement No. 1, dated May 19, 2014, Prospectus Supplement No. 2, dated June 30, 2014, and Prospectus Supplement No. 3, dated July 7, 2014 (the “Prospectus”).

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;
B.	To provide information regarding distributions declared; and
C.	To update the section of the Prospectus titled “Business.”

A.	Status of Our Public Offering

As of July 23, 2014, we had raised gross proceeds of approximately $35 million from the sale of approximately 3.8 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On July 22, 2014, with the authorization of our board of managers, we declared distributions for all classes of units for the period from July 1 through July 31, 2014. These distributions will be calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On or around August 4, 2014, these distributions will be paid in cash, or reinvested in the Company’s units for those investors participating in the Company’s unit reinvestment plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Business”

The following information updates and supplements the “Business — Investments” section of the Prospectus to provide information regarding our recent investments:

•	On April 16, 2014, we funded $3,142,820 as part of a $5,000,000 revolving facility at a fixed interest rate of 10.53% to an Argentine dairy-farm cooperative. The one-year facility is secured by certain purchase contracts. Our borrower was founded in 1938 with the aim of allowing cooperatives to jointly market the butter produced. Today, it offers support throughout the value chain, such as financial consulting, environmental training and technical assistance for its dairy farmers, marketing training for its distribution channels, and technical advice for its suppliers. In addition, the borrower has implemented globally-recognized socially responsible and sustainable practices, including Good Manufacturing Practices (GMP), Hazard Analysis Critical Control Point (HACCP) and ISO 26000, a guide on socially responsible and holistic approaches to management. The borrower adheres to the UN Global Compact, a policy initiative for businesses committed to aligning their operations and strategies with 10 universally accepted principles in the area of human rights, labor, environment and anti-corruption.

•	On May 2, 2014, we funded $1,500,000 as part of a $3,000,000 revolving trade finance facility at a fixed interest rate of 8.00% to a Peruvian insulated wire manufacturer. The one year facility is secured by certain purchase contracts. On July 16, 2014, we funded a further $491,000 as a part of the original facility. The borrower currently incorporates energy saving and water conservation practices into its environmental strategy through its supply chain. One of its major supplier’s environmental management system has been ISO 14001 certified by Bureau Veritas. Additionally, the supplier’s report has been reviewed by the Global Reporting Initiative (GRI), and it adheres to the UN Global Compact, the largest voluntary corporate responsibility initiative in the world with over 10,000 corporate participants and other stakeholders from over 130 counties. The borrower expects this financing will allow it to create more jobs and expand its number of employees in the coming years.

•	On July 7, 2014, we funded $1,000,000 as part of a $2,500,000 trade finance transaction at a fixed interest rate of 12.50% to a South African meat processor engaged in feed, feedlot and meat processing. The 120-day transaction is supported by a purchase and repurchase agreement that is secured by livestock feed inventory. Our funding is anticipated to create much-needed jobs by supporting the borrower’s continued growth efforts through the expansion of its distribution network and the addition of more retail outlets in the underserved low- to middle-income market. The borrower provides its employees and their children with access to education and day care services, funds a soup kitchen and makes additional donations to charitable organizations serving communities where it operates. In addition, the company has a dedicated environmental focus on reducing its dependence on chemical fertilizers and non-renewable energy sources.

•	On July 7, 2014, we funded $1,000,000 as part of a $1,260,000 trade finance transaction at a fixed interest rate of 12.50% to a South African rice and bean importer. The transaction, which is set to mature on October 30, 2014, is documented as part of a purchase and repurchase agreement and is secured by the underlying agricultural commodity, rice inventory. Our funding is anticipated to support the continued expansion of the borrower’s employee base, in addition to providing rural communities with access to safe, clean food staples. The borrower provides formal training that includes computer literacy, junior management and supervisory development and customer service, as well as basic life skills topics such as first aid and HIV/AIDS awareness. Furthermore, the borrower implements South Africa’s Broad-Based Black Economic Empowerment program.

•	On July 7, 2014, we funded $750,000 as part of a $1,600,000 trade finance transaction at a fixed interest rate of 17.50% to a South African dried fruit and nut distributor. The transaction, which is set to mature on October 2, 2014, is documented as part of a purchase and repurchase agreement and is secured by dried fruit and nut inventory as well as receivables. Our funding is anticipated to support the continued growth in employee base of our borrower. The borrower is in compliance with all of South Africa’s environmental regulations and international standards, and it implements the country’s Broad-Based Black Economic Empowerment program. In addition, Good Manufacturing Practices are a central focus of the borrower. Our borrower undergoes regular independent audit tests that include utilizing ISO 17025 accredited microbiological testing methods.

•	On July 17, 2014, we funded $3,000,000 as part of a $4,000,000 trade finance transaction at a fixed interest rate of 12.00% to a Zambian fertilizer distributor. The transaction, which is set to mature on October 6, 2014, is documented as part of a purchase and repurchase agreement and is secured by specific receivables. The borrower is the only company in Zambia that blends organic fertilizer. Its goal is to produce and supply purpose-made fertilizers that are used by local farmers to maximize their crop yields in support of the overall national breadbasket. The company recently secured a large national tender from a parastatal purchasing board that is under the Zambian Procurement Authority.

In addition, for an overview of our $4,000,000 funding of $5,000,000 revolving facility to an Argentinian meat producer, please see Supplement No. 2 dated June 30, 2014.

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